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THOMAS WHITE FUNDS

CAPTURING VALUE WORLDWIDESM

THOMAS WHITE INTERNATIONAL FUND	June 30, 2009

FUND FACTS

Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All Country World ex US Index
Incept Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

SECOND QUARTER COMMENTARY

The sustained recovery in global equity markets during the review period helped erase part of the decline in the previous three quarters. For the quarter ending June 30, 2009, the Thomas White International Fund added +23.11%, underperforming the MSCI All Country World ex US Index which gained +27.59%. The Fund has returned -5.82%, +6.54%, and +3.95% for the trailing three-, five-, and ten-year periods, respectively, as compared to the Fund’s benchmark which returned -5.80%, +4.48% and +2.52% for the same periods.

The equity market recovery that started towards the end of the first quarter endured for most of the second quarter, before facing some resistance in June. The major factor driving the improvements in select economic indicators was the substantially higher government spending in major economies, especially in China. Adding to this, the stimulus measures helped sustain domestic demand even as export volumes from these economies slumped dramatically. And, as the economic data turned out to be better than forecasted in most cases, concerns about a prolonged economic recession steadily eased. The regulatory proposals announced to avert future economic crises were also less restrictive than feared. Governments across the world provided significant capital support to businesses which were under severe financial strain, especially banks and automobile manufacturers. By assisting these ailing firms, the capital infusions prevented collateral damage to other businesses.

However, toward the end of the second quarter, financial markets acknowledged that there are still downside risks in the economic outlook. Some key economic indicators have not yet caught up with the market optimism. Unemployment is on the rise and consumer spending remains subdued in most developed economies. Global trade volumes have not yet picked up, though the rate of decline has come down. As the effects of stimulus spending programs ease, it is now feared that economic indicators may weaken in the absence of further government measures.

Portfolio Review

During the previous quarters, as the economic outlook worsened, the International Fund’s portfolio was positioned to guard against excessive downside risks. The Fund’s exposure to regions and sectors most affected by the global downturn was pared lower, even where valuations appeared to be excessively low relative to the recent past. This disciplined approach cost the Fund some upside potential, as the market recovery since mid-March has been led mostly by regions and sectors that were facing the most challenges. Also, as these stocks had seen large price declines in the earlier quarters, the extent of their recovery relative to the benchmarks was exaggerated. The Fund portfolio weights have since been moderately rearranged to reflect the improved economic outlook.

The Fund’s banking and financial services holdings benefited from the belief that they would be able to attract additional capital and absorb potential increases in loan losses. Adding value during the quarter were European banking groups Banco Santander SA (+74.2%) and BNP Paribas (+57.0%), Singapore bank United Overseas Bank (+58.6%), and European insurers Aviva Plc. (+81.1%). The recovery in energy prices and improved demand outlook helped the energy holdings in the Fund portfolio, including Petro-Canada (+43.8%) and Petrobras (+34.6%). Indonesian specialty tobacco manufacturer Gudang Garam TBK PT (+143.8%) was another significant outperformer.

The Funds holdings in regions and sectors where the extent of revival in demand outlook has been more subdued underperformed during the quarter. Japanese power utility Hokuriku Electric Power Co. (-4.4%), Singapore transport group ComfortDelGro Corporation Ltd. (-1.2%) and, European telecom group France Telecom SA (-0.5%) lost value. Infrastructure company Cheung Kong Infrastructure (-12.3%) and food and retail group Chaoda Modern Agriculture (-1.7%), both based in Hong Kong, were the other Fund holdings which declined during the quarter.

Outlook

In the near term, we believe the government initiatives that are already underway may be insufficient to ensure sustained economic expansion. If economic signals turn weak again, governments may be expected to introduce additional stimulus measures. Further government spending will likely be curtailed by higher fiscal deficits, which in our opinion, governments can underplay only at the cost of elevated long-term inflationary risks. Governments and central banks also have ahead of them the difficult task of unwinding the recent policy measures, but only after the recovery has been assured.

For the global economy to revert back to its long-term potential growth, we believe there has to be a sustained revival in consumer spending. However, accelerating unemployment rates across much of the developed world have hemmed in the prospects of an early recovery in consumption. While business inventories have declined appreciably, in our opinion, any meaningful shift towards restocking will likely trail a sustained recovery in consumer sentiment. Also, in the absence of any perceptible improvement in global trade, export volumes are likely to remain weak for most major economies. Declining personal incomes because of the weak labor market may also lead to mortgage and other debt defaults and more loan losses for banks in the future.

Over the long term, we continue to believe that the predominantly one-dimensional growth models of most major global economies need to be restructured to ensure sustainable and more balanced growth. Global capital flows also need to become more balanced and multi-directional to contain the risks of large currency fluctuations, which can be highly disruptive for the financial markets and the wider economy. In our opinion, the global trade system should become more rule-based and inclusive, which will only increase the economic opportunities for all participants.

The surprising speed and endurance of the market recovery since the first quarter has re-emphasized the futility of trying to time the markets. At the same time, cautious of the risks that still persist, we at Thomas White International remain prudent in our investment strategies and continues to focus on stocks of firms with superior balance sheet strength and earnings visibility.

REGIONAL ASSET ALLOCATION	(As of 6/30/09)

[Chart Omitted]

Continental Europe	30.1%
Japan	14.0%
Emerging Markets	21.1%
United Kingdom	13.9%
Pacific x Japan	10.6%
North America	7.0%
Cash	3.3%
Total =	100.0%

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To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

PORTFOLIO MANAGER

[Picture Omitted]

THOMAS S. WHITE, JR.

The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds. Tom’s interests have always been global. As a boy he grew up around the world, living and traveling throughout Europe, North America and the Far East before graduating from Duke University with an Economics degree in 1965. His forty-three years in the investment management industry have been focused on research-driven, global investing. He has been a speaker on this subject at meetings of the CFA Institute and Securities Industry Association.

Tom left Morgan Stanley in June of 1992 to form Thomas White International, Ltd. Previously, he had been the Managing Director and Chief Investment Officer of The Chicago Group of Morgan Stanley Asset Management. Tom founded that organization in 1979 and developed its characteristic valuation-oriented style that he brought with him to Thomas White.

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AVERAGE ANNUAL RETURNS[1,2]	(As of 6/30/09)

[Chart Omitted]

	2nd Qtr	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Inception June 28, 1994

International Fund	23.11%	6.89%	-34.31%	-5.82%	6.54%	3.95%	7.10%
MSCI All-Country World ex US	27.59%	13.92%	-30.92%	-5.80%	4.48%	2.52%	4.25%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

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SECTOR ALLOCATION	(As of 6/30/09)

[Chart Omitted]

Financials	23.3%
Health Care	9.2%
Consumer Staples	9.5%
Consumer Discretionary	9.2%
Industrials	7.4%
Materials	9.7%
Energy	12.0%
Cash	3.3%
Utilities	4.1%
Telecom	6.5%
Technology	5.8%

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TOP TEN HOLDINGS	(As of 6/30/09)

Company	Country	Industry	Weight

Royal Dutch Shell Plc-B Shs	United Kingdom	Energy	2.43%
Novartis AG	Switzerland	Health Care	2.13%
Asahi Breweries Ltd	Japan	Consumer Staple	1.99%
Banco Santander	Spain	Banking	1.98%
Unilever NV	Netherlands	Consumer Staple	1.95%
Teva Pharmaceutical-ADR	Israel	Health Care	1.95%
ENI Spa	Italy	Energy	1.81%
HSBC Holdings Plc	UK	Banking	1.81%
United Overseas Bank Ltd	Singapore	Banking	1.76%
BNP Paribas	France	Banking	1.59%

Top 10 Holdings Weight:			19.40%
Total Number of Holdings: 130

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YEARLY PERFORMANCE[1,2]	(Total Returns)

Year	TWWDX	MSCI All Country World ex US

2009 YTD	6.89%	13.92%
2008	-43.43%	-45.53%
2007	17.94%	16.66%
2006	31.80%	26.65%
2005	25.54%	16.62%
2004	20.44%	20.91%
2003	36.26%	40.83%
2002	-11.35%	-14.95%
2001	-16.75%	-19.73%
2000	-14.65%	-15.31%
1999	26.31%	30.63%

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FEES AND EXPENSES[3]

Gross Expenses	1.47%
Less Reimbursement	(0.00%)
Net Expenses	1.47%

MARKET CAP EXPOSURE

Large Cap (over $15 billion)	63.19%	Weighted Mean:	$44.17B
Mid Cap ($1.75-$15 billion)	34.91%	Weighted Median:	$27.29B
Small Cap (under $1.75 billion)	1.90%

DISTRIBUTED BY

Thomas White Funds Family
440 South LaSalle Street, Suite 3900
Chicago, IL 60605
1-800-811-0535
www.thomaswhite.com
email: info@thomaswhite.com

______________________

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhite.com.

2. The MSCI All-Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

3. Gross Expenses are based on the most recent prospectus. The Advisor has agreed to reimburse the International Fund to the extent that the Fund’s total operating expenses exceed 1.50% of the Fund’s average daily net assets during the current fiscal year.

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THOMAS WHITE FUNDS

CAPTURING VALUE WORLDWIDESM

THOMAS WHITE AMERICAN OPPORTUNITIES	June 30, 2009

FUND FACTS

Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmark:	Russell Midcap Index
Incept Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

SECOND QUARTER COMMENTARY

The sustained recovery in equity markets during the review period helped erase part of the value decline in the previous quarters. For the quarter ending June 30, 2009, the American Opportunities Fund gained +11.66%, significantly underperforming the Russell Midcap Index, which increased +20.81%. The Fund returned -10.68%, -2.01% and +2.59% for the trailing three-, five- and ten-year periods, respectively, as compared to the Fund’s benchmark, which returned -9.25%, -0.11% and +3.15% for the same periods.

Optimism that the efforts of the Obama administration and the Federal Reserve have stemmed the deterioration in economic conditions fueled the market recovery between mid-March and the end of the reporting period. The administration’s proposals for overhauling financial regulation were less ambitious and wide reaching than expected, and hence have calmed investor concerns about regulatory overreach. Under the proposals, the responsibility to identify and supervise systemically important institutions, even if they are not banks, would be entrusted to the Federal Reserve. This new role would only formalize the more interventionist approach adopted by the Fed since the beginning of the crisis. The widely anticipated plan to create a new federal agency to protect consumers of financial products and services responds to the criticism of some of the past industry practices, especially in mortgage lending.

The results of the bank stress tests initiated by the Treasury Department exceeded market expectations and went a long way in rebuilding investor confidence about the viability of the banks. Helped by the recovery in their stock prices, the banks that were asked to raise additional capital were able to do so without much difficulty. With stronger balance sheets, it is now expected that the large banks will be able to survive the potential increase in loan losses if economic conditions worsen in the future.

In recent months, the housing market has shown signs of stabilizing after the sharp decline in activity during the last year. As home prices continue to decline and mortgage rates remain relatively low compared to historical levels, first-time home buyers are finding the market attractive. The declining housing inventory will likely limit the pressure from the supply side, though an increase in the number of foreclosures, due to rising unemployment, may offset the gains. If mortgage rates are pushed up by rising long-term treasury yields, demand may dampen and further delay the housing recovery.

Adding to this, there are signs that consumers remain cautious as labor market conditions have not improved. Though the readings on the consumer surveys have improved, households are saving more and retail sales numbers are yet to show any meaningful improvement from the first quarter. While the number of jobs lost moderated in May before worsening again in June, the unemployment rate continues to advance. Both the administration and the Federal Reserve expect unemployment to rise further before a possible decline sometime next year, provided the economic recovery is sustained. These renewed concerns about the strength of the recovery accounted for the more subdued equity market sentiment towards the end of the second quarter.

Portfolio Review

During the previous quarters, as the economic outlook worsened, the American Opportunities Fund was positioned to guard against excessive downside performance. The strategy consciously avoided stocks of firms which were under the most financial strain, even when they appeared to have excessively low valuations relative to the recent past. This disciplined approach cost the Fund considerable upside potential, as the market recovery since mid-March has been led mostly by the lowest quality stocks. These were also the most beaten down stocks in the previous quarter, which exaggerated the extent of their recovery relative to the benchmarks. The Fund’s portfolio weights have since been moderately rearranged to reflect the improved economic outlook.

The prospect of wider health benefit coverage and increased government spending helped the healthcare holdings in the Fund, including pharmacy benefit management services provider Express Scripts Inc. (+40.9%) and health insurance provider Humana Inc. (+23.7%). As energy prices have recovered and demand outlook has improved, the energy holdings in the Fund’s portfolio, including oil producer Cimarex Energy Co. (+54.2%) and downstream equipment manufacturer Cameron International Corp. (+20.5%), added value during the quarter. PerkinElmer Inc. (+36.3%) and Fiserv Inc. (+25.4%) were among the Fund’s technology holdings that gained on the expected revival in demand.

Though the outlook for the banking and financial services sectors improved during the quarter, there are concerns about higher loan losses because of the weak labor market and lower non-interest income. Fund holdings in these sectors, including Commerce Bankshares Inc. (-12.3%), Northern Trust Corp. (-10.3%), and insurer Aon Corp. (-7.2%), underperformed during the quarter.

Outlook

In the near term, consumers are likely to remain guarded until there is sustained job creation. Though inventory levels are relatively low, businesses are also unlikely to rush to restock until consumer sentiment shows continued improvement. This implies that economic growth will remain below its long-term potential until consumer spending revives appreciably. Relatively lower levels of debt on their balance sheets will give firms sufficient flexibility to raise resources and finance capital investments when the recovery gains pace. Also, the export of American goods and services may benefit from the U.S. dollar weakness and possible improvement in global demand.

The improved economic outlook may be the main driver of higher long-term treasury yields in recent months. However, larger government borrowings and the prospect of higher inflation may push up yields further and dampen the pace of the recovery. The Federal Reserve has the challenging task of unwinding the unprecedented policy initiatives unveiled to tackle the financial crisis, without causing undue disruptions in the financial markets or the broader economy.

Over the long term, we believe the worsening fiscal deficit will likely remain one of the biggest challenges facing the economy. Already at an unsustainably high level because of the financial support for troubled firms and stimulus spending to revive demand, the fiscal deficit will likely widen in the coming years because of the administration’s ambitious policy initiatives. Unless above-trend economic growth brings a substantial increase in tax revenues, the fiscal deficit will have to be eventually plugged through higher tax rates which will continue to burden consumers and businesses alike.

The surprising speed and endurance of the market recovery since the first quarter has re-emphasized the futility of trying to time the markets. At the same time, cautious of the risks that still persist, we at Thomas White International remain prudent in our current investment strategies and continue to focus on stocks of firms with superior balance sheet strength and earnings visibility.

_________________________________________________________________________________________________

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

PORTFOLIO MANAGER

[Picture Omitted]

THOMAS S. WHITE, JR.

The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds. Tom’s interests have always been global. As a boy he grew up around the world, living and traveling throughout Europe, North America and the Far East before graduating from Duke University with an Economics degree in 1965. His forty-three years in the investment management industry have been focused on research-driven, global investing. He has been a speaker on this subject at meetings of the CFA Institute and Securities Industry Association.

Tom left Morgan Stanley in June of 1992 to form Thomas White International, Ltd. Previously, he had been the Managing Director and Chief Investment Officer of The Chicago Group of Morgan Stanley Asset Management. Tom founded that organization in 1979 and developed its characteristic valuation-oriented style that he brought with him to Thomas White.

_________________________________________________________________________________________________

AVERAGE ANNUAL RETURNS[1,2]	(As of 6/30/09)

[Chart Omitted]

	2nd Qtr	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Inception March 4, 1999

American Opportunities Fund	11.66%	-0.21%	-33.68%	-10.68%	-2.01%	2.59%	3.65%
Russell Midcap Index	20.81%	9.96%	-30.36%	-9.25%	-0.11%	3.15%	4.42%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

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PORTFOLIO WEIGHTINGS	(As of 6/30/09)

[Chart Omitted]

Financials	21.8%
Health Care	8.3%
Consumer Staples	5.3%
Consumer Discretionary	16.2%
Industrials	11.9%
Materials	7.6%
Energy	6.0%
Cash	2.7%
Utilities	8.9%
Technology	11.3%

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TOP TEN HOLDINGS	(As of 6/30/09)

Company	Industry	Weight

CSX Corp	Transportation	2.41%
Nike Inc CI B	Consumer Retail	2.31%
CACI International Inc	Technology	2.27%
Cameron Intl Corp	Energy	2.19%
Yum! Brands Inc	Services	2.17%
Northern Trust	Financial	2.05%
Commerce Bancshares Inc	Banking	1.95%
Potash Corp of Sask	Chemicals	1.90%
Republic Services Inc	Services	1.90%
Reynolds American Inc	Consumer Staple	1.83%

Top 10 Holdings Weight:		20.98%
Total Number of Holdings: 83

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YEARLY PERFORMANCE[1,2]	(Total Returns)

Year	TWAOX	Russell Midcap Index

2009 YTD	-0.21%	9.96%
2008	-36.55%	-41.46%
2007	5.04%	5.60%
2006	10.49%	15.26%
2005	8.76%	12.65%
2004	20.11%	20.22%
2003	34.55%	40.05%
2002	-9.89%	-16.19%
2001	6.12%	-5.62%
2000	5.24%	8.25%

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FEES AND EXPENSES[3]

Gross Expenses	1.51%
Less Reimbursement	(0.16%)
Net Expenses	1.35%

MARKET CAP EXPOSURE

Large Cap (over $15 billion)	11.90%	Weighted Mean:	$7.42B
Mid Cap ($1.75-$15 billion)	79.68%	Weighted Median:	$4.33B
Small Cap (under $1.75 billion)	8.42%

DISTRIBUTED BY

Thomas White Funds Family
440 South LaSalle Street, Suite 3900
Chicago, IL 60605
1-800-811-0535
www.thomaswhite.com
email: info@thomaswhite.com

______________________

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhite.com.

2. The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measure the performance of the 1,000 largest US companies based on total market capitalization. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

3. Gross Expenses are based on the most recent prospectus. The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund’s total operating expenses exceed 1.35% of the Fund’s average daily net assets during the current fiscal year. In the absence of this reimbursement, performance would have been lower.

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